SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   927926 10 5
                                 (CUSIP Number)

              Exploration Capital Partners 2000 Limited Partnership
                               c/o Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 26, 2002
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE


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

CUSIP No.927926 10 5                 SCHEDULE 13D                   Page 2  of 8


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Exploration Capital Partners
     2000 Limited Partnership

     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     88-0451737

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada

--------------------------------------------------------------------------------
                            5     SOLE VOTING POWER

                                                                              0
    NUMBER OF              -----------------------------------------------------
      SHARES                6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                                        44,912,280
       EACH                -----------------------------------------------------
    REPORTING               7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                                                                   0
                           -----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                                                     44,912,280
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        44,912,280

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

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

CUSIP No.927926 10 5                 SCHEDULE 13D                   Page 3  of 8


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Resource Capital Investment Corporation

     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     88-0384205

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

        Not Applicable

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        Nevada

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada

--------------------------------------------------------------------------------
                            5     SOLE VOTING POWER

                                                                              0
    NUMBER OF              -----------------------------------------------------
      SHARES                6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                                        44,912,280
       EACH                -----------------------------------------------------
    REPORTING               7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                                                                   0
                           -----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                                                     44,912,280
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        44,912,280

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

        CO

--------------------------------------------------------------------------------


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

CUSIP No. 927926 10 5                                                Page 4 of 8

                                  SCHEDULE 13D

Item 1. Security and Issuer

         Class of Securities:       Common Shares (the "Common Shares")

         Name of Issuer:            VISTA GOLD CORP.
         Address of Issuer:         7961 Shaffer Parkway, Suite 5
                                    Littleton, Colorado 80127
                                    Tel.:  (720) 981-1185   Fax: (720) 981-1186

Item 2. Identity and Background

(a)  Names

This Statement is filed by (i) Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital"), as the direct beneficial owner of Debentures* and (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital Investment Corp. ("Resource Capital")
(collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

The only  executive  officers or Directors of any of the Reporting  Persons are:
Arthur Richards Rule, President and a Director of Resource Capital; and Keith Presnell, Chief Financial Officer and a Director of Resource Capital. Information as to Messrs. Rule and Presnell is provided in addition to that for the Reporting Persons in Items 2 through 6 of this Statement.

* NOTE: As described in Item 5(c) of this Statement, the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share. For purposes of this Statement, the term "Shares" includes Common Shares owned (if any) as well as those issuable on conversion of the Debentures and exercise of the Debenture Warrants.



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


CUSIP No. 927926 10 5                                                Page 5 of 8


                                  SCHEDULE 13D

(b)   Residence or business addresses:

The address of the principal executive offices of Exploration Capital and Resource Capital is 8375 West Flamingo Boulevard, Suite 200, Las Vegas, Nevada 89117

The principal business addresses of Mr. Rule and Mr. Presnell are 7770 El Camino Real, Carlsbad, California 92009.

(c)   Principal businesses or occupations:

The principal business of Exploration Capital is private investing. Resource Capital was organized to serve as the corporate General Partner of Exploration Capital. It conducts no independent business activities.

Mr. Rule is a stockbroker and President, Chief Executive Officer and a Director of Global Resource Investments Ltd., which is a broker-dealer. He is also President and a Director of Resource Capital.

Mr. Presnell is an accountant. He is Chief Financial Officer and a Director of Resource Capital.

(d) Not applicable to any of the Reporting Persons or to Messrs. Rule or Presnell

(e) Not applicable to any of the Reporting Persons or to Messrs. Rule or Presnell

(f) Jurisdictions of Organization/Citizenship:

Exploration Capital is a Nevada limited partnership. Resource Capital is a Nevada corporation. Mr. Rule and Mr. Presnell are both citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by Exploration Capital to acquire the Debentures reported in Item 5(c) was $1,152,000. These funds were provided by Exploration Capital's cash on hand and no funds were borrowed for such purpose.

Item 4. Purpose of Transaction

Exploration Capital acquired its securities of the Issuer solely for investment purposes. Neither of the Reporting Persons, nor Mr. Rule nor Mr. Presnell has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

CUSIP No. 927926 10 5                                                Page 6 of 8


Item 5. Interest in Securities of the Issuer

NOTE: Beneficial ownership calculations below are based on 116,640,965 Common Shares of the Issuer outstanding as of April 30, 2002.

(a) Exploration Capital is the direct beneficial owner of $1,152,000 principal amount of Debentures. As described in Item 5(c), the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share. Assuming conversion of all of its Debentures into Debenture Units, and exercise of all of its Debenture Warrants, Exploration Capital would own 22,456,140 Common Shares and a warrant immediately exercisable for the purchase of 22,456,140 Common Shares, for an aggregate beneficial ownership of 44,912,280 Shares, or approximately 27.8% of the Issuer's outstanding Common Shares. By virtue of the relationship described under Item 2 of this Statement, Resource Capital may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

By virtue of the relationships described under Item 2 of the amended Statement on Schedule 13D filed by Mr. Rule, et al., as of May 6, 2002, and subject to the disclaimer set forth in such amended Statement, Mr. Rule may be deemed to share indirect ownership of: (i) the Shares directly beneficially owned by Exploration Capital; (ii) the 11,851,850 Shares directly beneficially owned by Global Resource Investments Ltd. ("Global Resource"), as set forth in the Statement on
Schedule 13G filed by Global Resource et al., as of May 6, 2002 and (iii) the 40,000,000 Shares directly beneficially owned by Stockscape.com Technologies Inc. ("Stockscape"), as set forth in the amended Statement on Schedule 13D filed by Stockscape on or about May 6, 2002. These represent an aggregate indirect beneficial ownership of 51.6% of the Issuer's outstanding Common Shares.

Mr. Presnell is the direct beneficial owner of $60,000 principal amount of Debentures, representing an aggregate beneficial ownership of 2,339,181 Shares, or less than 2% of the Issuer's outstanding Common Shares, assuming conversion of all of his Debentures into Debenture Units, and exercise of all of his Debenture Warrants.

(b) Exploration Capital has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationship described in Item 2, Resource Capital may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital.

By virtue of the relationships referred to in Item 5(a) above, Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital, Global Resource and Stockscape.

Mr. Presnell has the direct power to vote and direct the disposition of the Shares held by him.


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


CUSIP No. 927926 10 5                                                Page 7 of 8


(c) The only transaction effected by the Reporting Persons in the Issuer's reported securities during the sixty days preceding this filing was as follows:

On March 19, 2002, as part of a private transaction (the "Debenture Offering"), the Issuer issued $1,152,000 aggregate principal amount of convertible debentures (the "Debentures") to Exploration Capital. The Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share. As compensation for its services as Agent in the Debenture Offering, Global Resource was issued 4,325,925 Agent's Special Warrants exercisable into units having the same terms as the Debenture Units. Beneficial ownership was not reported at the issuance date as to any security issued in the Debenture Offering because issuances of Shares upon conversion of Debentures, exercise of Agent's Special Warrants, and exercise of the warrants receivable as components of the Debenture Units, were all subject to shareholder approval, which occurred at the Issuer's Annual and Special General Meeting on April 26, 2002.

Also on March 19, 2002, Mr. Presnell purchased $60,000 aggregate principal amount of Debentures on the same terms as set forth in the preceding paragraph.

(d) Exploration Capital has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

Mr. Presnell has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by him.

(e) Not applicable to any of the Reporting Persons or to Messrs. Rule or Presnell

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the Debentures and Debenture Warrants are set forth in the forms of
Debenture   and  Debenture   Warrant  filed   herewith  as  Exhibits  2  and  3,
respectively.

Item 7. Material to be Filed as Exhibits

EXHIBIT 1 Agreement to File Jointly, by and between the Reporting Persons, dated as of May 6, 2002.

EXHIBIT 2  Form of Debenture

EXHIBIT 3  Form of Debenture Warrant

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Not applicable


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

CUSIP No. 927926 10 5                                                Page 8 of 8

                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    May 2, 2002       Exploration Capital Partners 2000 Limited Partnership

                           By: Resource Capital Investment Corporation, its general partner


                           By:  /s/ Arthur Richards Rule
                                ---------------------------------------
                                Arthur Richards Rule, President


Date:    May 2, 2002       Resource Capital Investment Corporation


                           By:  /s/ Arthur Richards Rule
                                ---------------------------------------
                                Arthur Richards Rule, President


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